August 4, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown

Re:

Responses to the Securities and Exchange Commission
Staff Comments made orally on August 4, 2009, regarding
Timberline Resources Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 2, 2009
Amendment No. 1 to Form 10-Q/A for the Quarterly Period Ended December 31, 2008
Filed June 2, 2009
File No. 333-157607

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s oral comments set forth in a conversation with Jill Davis and Jennifer O’Brien on August 4, 2009 regarding the above-referenced Form S-1 (File No. 333-157607) and Form 10-Q/A (File No. 001-34055) for the Company.

Accounting for Change in Derivative Value

The Company included its change in the derivative value of a put option as part of interest expense in its consolidated statement of operations for the three months ended December 31, 2008.  In addition, the Company disclosed in its footnotes to the consolidated financial statements (Note 4) that the change in fair value of the option expense was recorded as part of interest expense.  While the Company does not

August 4, 2009

believe its earlier disclosures were deficient, the Company agrees to separately disclose the change in the derivative value on the face of its consolidated statement of operations in all future filings covering the period in which the expense occurred.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources, Inc.

/s/ Randal Hardy

Mr. Randal Hardy

Chief Executive Officer